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10027030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive Suite 800
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warner Griswold (949) 640-8780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) (Zip Code)

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/6

OATH OR AFFIRMATION

I, Warner Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Street Advisors, Inc., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

State of California
County of Orange
Subscribed and sworn to (or affirmed) to before me this 22 day of Feb, 2010 by S. Warner Griswold proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Susan W. Manrow
Notary Public

[signature]
Signature

CHIEF OPERATING OFFICER
Title

SUSAN W. MANROW
Commission # 1761412
Notary Public - California
Orange County
My Comm. Expires Aug 19, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Green Street Advisors, Inc.:

We have audited the accompanying statement of financial condition of Green Street Advisors, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Street Advisors, Inc. as of December 31, 2009, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland

Green Street Advisors, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 15,033,125
Receivables from clearing organization	1,310,499
Deposit with clearing organization	100,000
Accounts receivable, net	2,622,511
Investments, at market value	2,859,919
Receivable from related parties	344,785
Property and equipment, net	1,186,993
Other assets	197,693
Total assets	$ 23,655,525

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 293,906
Payable to clearing organization	5,390
Employee compensation and bonus payable	4,121,897
Income taxes payable	155,113
Deferred revenue	4,458,473
Deferred compensation payable	978,990
Total liabilities	10,013,769
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.001 par value, 5,000,000 shares authorized, 1,522,000 shares issued and outstanding	1,522
Additional paid-in capital	5,417,084
Retained earnings	8,223,150
Total stockholder's equity	13,641,756
Total liabilities and stockholder's equity	$ 23,655,525

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Trading commissions and designation	$ 19,350,161
Research income	13,606,470
Real estate commission income	750,000
Consulting and special projects	1,121,000
Spitzer pool initiative income	211,410
Management fee income	2,282,177
Interest and other income	101,441
Total revenues	37,422,659
Expenses	
Employee compensation and benefits	14,895,485
Floor brokerage, exchange, and clearance fees	2,295,327
Communication and data processing	1,240,821
Occupancy expenses	694,087
Insurance	635,936
Other operating expenses	1,840,389
Total expenses	21,602,045
Net income (loss) before income tax provision	15,820,614
Income tax provision	302,085
Net income (loss)	$ 15,518,529

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2008	$ 1,522	$ 5,417,084	$ 6,919,386	$ 12,337,992
Capital distributions	-	-	(14,214,765)	(14,214,765)
Net income (loss)	-	-	15,518,529	15,518,529
Balance at December 31, 2009	$ 1,522	$ 5,417,084	$ 8,223,150	$ 13,641,756

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activitie		
Net income (loss)		$ 15,518,529
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	$ 110,338	
(Gain) Loss on sale of property plant & equipment	12,881	
(Increase) decrease in assets:		
Receivables from clearing organization	524,855	
Accounts receivable, net	(1,218,047)	
Investments, at market value	(1,812,273)	
Receivable from related parties	1,437,981	
Other assets	(93,916)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(19,174)	
Payable to clearing organization	5,390	
Employee compensation and bonus payable	612,027	
Income taxes payable	(25,275)	
Deferred revenue	690,972	
Deferred compensation payable	(68,656)	
Total adjustments		157,103
Net cash and cash equivalents provided by (used in) operating activities		15,675,632
Cash flow from investing activitie		
Purchase of property and equipment	(1,088,192)	
Net cash and cash equivalents provided by (used in) investing activities		(1,088,192)
Cash flow from financing activitie		
Capital distributions	(14,214,765)	
Net cash and cash equivalents provided by (used in) financing activities		(14,214,765)
Net increase (decrease) in cash and cash equivalents		372,675
Cash and cash equivalents at beginning of year		14,660,450
Cash and cash equivalents		$ 15,033,125

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 327,360

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Green Street Advisors, Inc. (the "Company") was incorporated in the State of California on February 8, 1988. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Green Street Holdings, Inc. (the "Parent"), and is affiliated through common ownership to Green Street Investors, LLC ("GSI") and Green Street Advisors (UK), Ltd. ("GSA-UK").

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including operating as an independent research and consulting firm concentrating on publicly traded real estate securities. Its practice concentrates primarily on Real Estate Investment Trusts and other publicly traded real estate investments.

Under the membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis under a clearing agreement and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company does not engage in investment banking, underwriting or advisory work with any of the clients in its coverage universe, thereby avoiding the conflicts of interest that may burden some Wall Street firms. However, the Company is affiliated with Eastdil Secured, a real estate brokerage and investment bank that, on occasion, may engage in such activities. Fifteen (15) current and former employees of Eastdil Secured collectively own a 5% ownership interest in the Parent. The Company does not control, have ownership in, or make any business or investment decisions for Eastdil Secured.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated net of an allowance for doubtful accounts. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material. As of December 31, 2009 the Company recorded $20,000 as bad debt expense.

Receivables from clearing organization represent commissions earned on security transactions. These receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company receives commission from stock transactions for clients who subscribe to the Company's research on publicly traded real estate securities. Other revenue is derived from providing research products and consulting services that lead to superior investment performance and insight for its clients. As an alternative to the commission arrangement, certain clients elect to pay a set fee for a subscription to the research service and are invoiced for a period ranging from three months to a year. Deferred revenue represents the portion of revenue which is attributable to future periods covered by these agreements.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Green Street Advisors, Inc.
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2009, the receivables from clearing organization of $1,310,499 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its customer as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2009 was $100,000.

Note 4: INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of certificates of deposit and corporate mutual funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2009 these securities are carried at their fair market value of $2,859,919. The accounting for the mark-to-market on proprietary trading is included in the Statement of Income as net investment gains of $44,570.

Green Street Advisors, Inc.
Notes to Financial Statements
December 31, 2009

Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Office equipment	$ 689,570	5 - 7
Leasehold improvement	760,342	7-10
	1,449,912	
Less: Accumulated Depreciation	(262,919)	
Property and equipment, net	$ 1,186,993	

Depreciation expense for the year ended December 31, 2009, was $110,338.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is required. The State of California recognizes S corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. The State of Texas taxes the Company based on its allocable portion of taxable capital and earned surplus.

California state income taxes	$ 106,839
Texas state income taxes	195,246
Total income tax provision	$ 302,085

Note 7: SPITZER POOL INITIATIVE INCOME

The Company has been selected to provide research to certain investment banking clients as part of the 2004 Spitzer Pool settlement. The Spitzer settlement specifies that the obligation of the investment banks to purchase independent research runs for five years. However, since the banks can choose among many vendors, their payments to the Company are cancelable at any time. After 2009, the banks are under no obligation to purchase research and it is uncertain whether they will continue to purchase the Company's research for their clients. The Company recorded Spitzer Pool Initiative Income of $211,410 for the year ended December 31, 2009.

Green Street Advisors, Inc.
Notes to Financial Statements
December 31, 2009

Note 8: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.;

Level 2 - inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. ;

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

Assets	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Investments, at market value	$ 2,859,919	$ 2,859,919	$ -	$ -
Total	$ 2,859,919	$ 2,859,919	$ -	$ -

Note 8: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 9: RELATED PARTY TRANSACTIONS

The Company, the Parent, and GSI share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Company and reimbursed by the Parent, and GSI in accordance with an administrative services agreement. At December 31, 2009 the amounts receivable from the Parent and GSI were $231,198 and $113,587, respectively.

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is affiliated with Eastdil Secured. The Company assists Eastdil Secured in evaluating certain transactions that may involve the use of securities of public real estate companies as currency. The Company receives a percentage of net revenue from these transactions as well as a general advisory fee from Eastdil Secured. At December 31, 2009 revenue derived from this arrangement was $750,000 and is classified as commission revenue in the statement of income. The Company also received $2,282,177 from the Parent for management fees.

It is possible that the terms of certain of the related-party transaction are not the same as those that would result from transactions among wholly unrelated parties.

Note 10: DEFERRED COMPENSATION PLAN

Effective January 1, 2006, the Company adopted an unfunded non-qualified deferred compensation plan (the "Plan") for a select group of management or highly compensated employees. The purpose of the Plan is to promote growth and profitability by providing officers and other key executives of the Company with an incentive to achieve long-term corporate objectives. The amounts of compensation to be deferred are determined by a committee selected by the Board of Directors as its duly authorized delegates. Since the Plan is unfunded, the Company is not required to segregate funds representing the value of deferred compensation granted under the Plan and credited to a participant's deferred compensation account. Accordingly, a participant's rights to deferral amounts credited under the Plan shall be those of a general creditor of the Company. For the year ending December 31, 2009 the Company has accrued $978,990 of compensation to be credited to the Plan.

Note 11: EMPLOYEE PENSION PLAN

Effective January 1, 2009, the Company adopted a retirement plan ("the Plan") with a cash or deferred arrangement and company matching contributions that is intended to meet the qualification requirements under Section 401(a) of the Internal Revenue Code. Towards the end of 2009, the Company became aware that the plan may have misclassified certain employee elective deferrals as employer matching contributions. Subsequently, the Company implemented a corrective action plan to properly classify the matching contributions as employee elective deferrals and return any excess elective deferrals to the participants. The Company did not make any matching contributions for the year ended December 31, 2009. We are currently seeking confirmation from Internal Revenue Services ("IRS") that this corrective action plan will be acceptable. We have been advised however that that if the IRS does not determine that our corrective action is acceptable, we may be required to make matching contributions to the plan for the year ended December 31, 2009 in order for it to retain its tax-qualified status.

Note 12: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 13: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced March 11, 1997. This lease was amended and extended until May of 2010. The Company also entered into a lease for office space in support of its brokerage operations in Dallas, Texas. This lease commenced in June of 2005 and expires in June of 2010. The Company entered into a new lease for office space in Newport Beach, California. This new lease commences in March of 2010 and expires in February of 2020. These leases contain provisions for rent escalation based on increases in certain costs incurred by the lessor.

As of December 31, 2009, the minimum annual payments are as follows:

Year Ending December 31,		
2010	$	947,542
2011		934,217
2012		919,847

Note 13: COMMITMENTS AND CONTINGENCIES (Continued)

2013	$	917,099
2014		949,347
2015 & thereafter		5,455,582
	$	10,123,634

Occupancy expense was $694,088 for the year ended December 31, 2008.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46R	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $8,888,526 which was $8,220,941 in excess of its required net capital of $667,585; and the Company's ratio of aggregate indebtedness ($10,013,769) to net capital was 1.13 to 1, which is less than the 15 to 1 maximum allowed.

Green Street Advisors, Inc.
Notes to Financial Statements
December 31, 2009

Note 16: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $157,779 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 8,729,837
Adjustments:		
Retained earnings	$ 11,250	
Haircuts & undue concentration	$ 146,529	
Total adjustments		157,779
Net capital per audited statements		$ 8,887,616

Green Street Advisors, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital

Common stock	$ 1,522	
Additional paid-in capital	5,417,084	
Retained earnings	8,223,150	
Total stockholder's equity		$ 13,641,756
Less: Non-allowable assets		
Accounts receivable, net	(2,622,511)	
Receivable from related parties	(344,785)	
Property and equipment, net	(1,186,993)	
Other assets	(197,693)	
Total non-allowable assets		(4,351,982)
Net capital before haircuts		9,289,774
Less: Haircuts on securities		
Haircut on marketable securities	(672)	
Haircut on CDs	(3,635)	
Haircut on mutual funds	(115,031)	
Haircut on money markets	(281,910)	
Total haircuts on securities		(401,248)
Net Capital		8,888,526
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 667,585	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		(667,585)
Excess net capital		$ 8,220,941
Ratio of aggregate indebtedness to net capital	1.13 : 1	

There was a difference of $158,689 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 16.

See independent auditor's report

Green Street Advisors, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Green Street Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Green Street Advisors, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Green Street Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Green Street Advisors, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Green Street Advisors, Inc.:

In planning and performing our audit of the financial statements of Green Street Advisors, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2010

Green Street Advisors, Inc.

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Green Street Advisors, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1954, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Green Street Advisors, Inc. ("the Company") for the year ended December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Green Street Advisors, Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland

Green Street Advisors, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

		Amount
Total assessment	$	63,635
SIPC-4 general assessment Payment made on January 1, July 209 and Auguest 17, 2009		(26,204)
SIPC-7T general assessment Payment made on February 25, 2010		(37,431)
Total assessment balance (overpaymment carried forward)	$	-